

March 31, 2021

Sebastián Kanovich
Chief Executive Officer
dLocal Ltd
Dr. Luis Bonavita, 1294
Montevideo
Uruguay 11300

> **Re: dLocal Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted March 2, 2021**
> **CIK No. 0001846832**

Dear Mr. Kanovich:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Summary
Overview, page 1

1. Please define "API," "SMB," "PSP partners," "local payment methods," and any other terms that may help investors fully understand your business.

2. We note your statement that you "participate in very rigorous vetting processes with global enterprise merchants given they invest significant time and resources in the selection, diligence, and on-boarding of technology and payments providers. This on-boarding process can often take several months. However, once we establish a direct

connection, global merchants have the ability to access the full breadth of our solutions and the markets where we have a presence instantly through a single direct API and one contract, and can choose to route all or part of their applicable pay-in and pay-out volume through us." Please revise to describe your selection and diligence process, detailing which parts of the process take several months and how that contributes to a rigorous vetting process. Please also disclose what it means to establish a "direct connection." Finally, if applicable, please describe any ongoing vetting or KYC procedures that you conduct after the on-boarding process.

3. We note that you make comparisons to your competitors and their business characteristics and functionalities, such as, their "longer response times," "fragmented payments ecosystems … [that] present complexities" and you distinguish your ability to provide a superior product, for example, through "broader connectivity, and better performance compared to legacy payments providers." Please provide support for such statements or revise to articulate them as your opinion.

Direct Integration with our global, blue-chip enterprise client base, page 6

4. We note your statement that "[o]n average, our global merchants used dLocal's platform in six and five different markets, when measured during 2020 and 2019 for merchants with at least half million dollars of monthly TPV on our platform, respectively." Please revise to include how many of your merchants had at least half a million dollars of monthly TPV on your platform in 2019 and 2020.

Risk Factors, page 22

5. Please revise your risk factors to include the risks related to your Class B common shares, including:
   • a description of the different authorized classes of common shares; and
   • that any future issuance of Class B common shares may be dilutive to Class A shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Pay-in and Pay-out Volumes, page 78

6. We note that you typically settle payments for merchants in US dollars or Euros, but that you operate primarily in South America, Asia, and Africa. Please provide additional detail regarding the preference for payments in different currencies.

7. We note that pay-out volumes can be paid in global merchants' "elected preferred method." Please explain what you mean by this and whether it relates to currency, type of payment, or type of account.

<u>Increasing our merchant base, page 80</u>

8. We note that you intend to increase the number of global merchants using your platform through your own sales and marketing initiatives, including through your demonstrated ability to win competitive RFPs. We also note that your Use of Proceeds disclosure on page 66 states that you plan "to pursue opportunities that allow us to expand our footprint more rapidly, including the acquisition of cross-border payment processing companies, software development companies or other payment related companies." Please clarify your expansion strategy. If the proceeds may or will be used to finance acquisitions of other businesses, please give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C.3 of Form 20-F.

<u>Impact of the COVID-19 pandemic, page 82</u>

9. We note your disclosure regarding the impact of the COVID-19 pandemic on your business. To the extent applicable, please analyze and revise your disclosure based on CF Disclosure Guidance: Topics 9 and 9A.

<u>Business, page 97</u>

10. We note that you developed solutions for various businesses listed in the five bullet points on page 97. We also note that you have partnered with Didi, Spotify, Microsoft, and other companies referenced throughout. If you have material contracts with any of these businesses, please file such agreements as exhibits. Refer to Part II. Item 8.a. of Form 20-F and Item 601(b)(10) of Regulation S-K.

<u>Our Competitive Strengths</u>
<u>Technology-oriented, execution-driven management team fostering an entrepreneurial culture, page 105</u>

11. We note that you have a team of over 300 professionals. We also note your disclosure on page 6, that you have over 110 full-time equivalents (including employees and contractors) focused solely on technology. If possible, please provide a breakdown of persons employed by main category of activity and geographic location. Also, if applicable, disclose any significant change in the number of employees, and information regarding the relationship between management and labor unions. If you employ a significant number of temporary employees, include disclosure of the number of temporary employees on an average during the most recent financial year. Refer to Item 6.D. of Form 20-F.

<u>Compensation, page 118</u>

12. Please disclose whether your directors received Class A common shares for their service as directors. If so, please disclose the total value of the shares and dividends received for the relevant period. Refer to Item 6.B of Form 20-F.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Manuel Garciadiaz